SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2006

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Complementary Pension Plan

(Rio de Janeiro, September 12, 2006). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, announces that the vast individual adhesion foreseen to the proposal for resolving the existing structural problems its complementary pension plan covering members and beneficiaries (employees, retirees and pensioners), has not been achieved.

The proposal’s adoption required the adhesion of the vast majority of fund members, including employees, retirees and pensioners. The Company hereby notifies that only 53% of those affected, have adhered to the proposal, thus rendering unfeasible its renegotiation and implementation.

The Company’s proposal involved the alteration of the Petros Plan’s Regulations, principally with respect to the item relating to the restatement method, removing the linkage of the readjustment of benefits paid to retirees and pensioners from the salary increases awarded to active employees. Petrobras further proposed the extinguishing and settlement of ongoing litigation which in the light of the lack of the necessary adhesion to the new model, will continue to proceed through the courts. Under the proposal, benefits would have been readjusted according to an inflation index.

Given the non-acceptance of the proposal, Petrobras will request Petros to adopt the legal measures to remedy the current actuarial deficit. Pursuant to the prevailing legislation, the deficit must be remedied according to the existing proportion between the sponsors and the plan members, be they active employee members or beneficiaries, through readjustment of the respective contributions or a reduction in benefits.

As widely announced, the current deficit has already been recognized, registered in the Company’s accounts and shown in the sponsor’s Financial Statements Notes.

In addition, we wish to inform that any contribution on the part of Petrobras and other sponsors or by the members, will increase the Plan’s assets, reducing the deficit, on a cash basis, without affecting the result of those sponsors’ Companies participants in Petros’ complementary private pension plans. These values will only be determined following a joint decision between the sponsoring Companies and Petros, and the approval of the Complementary Social Security Secretariat - SPC. Once this process is concluded, the values will be announced to the market accordingly.

In parallel, Petrobras and Petros have continued to pursue discussions with the regulatory organs on a new complementary pension plan for employees hired from 2002 and future employees based on the defined contribution model, in line with the structure previously notified. These employees are not enrolled in the existing complementary pension plan, but are covered by a life insurance policy funded by the Company, thus making the implementation of a new plan increasingly necessary.

http: //www.petrobras.com.br/ri/english

Contacts:
Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 22nd floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 12, 2006

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.